UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-43201

Mako Mining Corp.
(Translation of registrant's name into English)

Suite 700-838 West Hastings Street
Vancouver, British Columbia,
Canada V6C 0A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2026 and 2025

99.2	Management's Discussion and Analysis for the three and six months ended June 30, 2026 and 2025

99.3	CEO Certification

99.4	CFO Certification

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Mako Mining Corp.

Date: August 13, 2026	By:	/s/ Akiba Leisman
	Name:	Akiba Leisman
	Title:	Chief Executive Officer